UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 28, 2007

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President, COO, CEO and Director
Date: September 28, 2007

* Print the name and title of the signing officer under his signature.

      1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwelldiamonds.com

ROCKWELL ANNOUNCES DIAMOND RESOURCES
AT ITS WOUTERSPAN ALLUVIAL PROPERTY IN SOUTH AFRICA

September 28, 2007, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDINF) announces the results of a mineral resource estimate for the Wouterspan alluvial diamond property on the Middle Orange River ("MOR") in the Northern Cape Province of South Africa. The Wouterspan property held by Rockwell is comprised of Farhom and Okapi farms. Rockwell currently holds a 51% interest in the Wouterspan property.

The indicated and inferred resources estimated for the Farhom and Okapi portions of Wouterspan at March 31, 2007 are 15,814,000 cubic metres (m3) and 20,748,000 m3 respectively, which are shown in the Table below. Reverse circulation drilling and bulk sampling is on-going on Wouterspan and it is likely that once the next phase of drilling and bulk sampling is complete by the end of 2007 that indicated and inferred resource volumes presented below will show further increases.

Classification	Area	Volume (m3)	Grade (carats per 100 m3)
Indicated	Farhom	6,144,000	0.63
	Okapi	9,670,000	0.63
Total Indicated		15,814,000	0.63
Inferred	Farhom	2,895,000	0.63
	Okapi	17,853,000	0.63
Total Inferred		20,748,000	0.63

The MOR is a well known area for alluvial diamond production, and in particular the occurrence of large diamonds, which may be over 100 carats in size. The majority of the alluvial diamonds along the MOR are found in two distinct gravel horizons: an upper deflation deposit called the Rooikoppie gravel and the basal Primary gravels. These two horizons are typically separated by a hard layer of calcrete.

The Rooikoppie gravel comprises a diamond-bearing lag deposit created by erosion, winnowing and removal of light components, and enrichment of heavy components including diamonds. This Rooikoppie unit varies in thickness from a few centimetres up to about 2 metres and has an average thickness of about 1 metre. The basal Primary gravel deposits comprise the lower half to one third of the sedimentary sequence and rest directly on bedrock. These Primary gravels comprise a poorly sorted assemblage of large boulders (up to 45 centimetres in diameter at the base of the unit), cobbles and pebbles set in a sandy matrix. The total sedimentary sequence, including calcrete varies from about 8 to 18 metres in thickness. (A cross section and photographs are posted with the news release on the Company's website.)

The thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion circulation drilling programs. Geological logging and surveying of all boreholes have been undertaken and used in the construction of a 3D geological model, which has itself been used as a guide to the bulk sampling program. Bulk sampling is only way to establish diamond presence and grade of these deposits.

A percussion drilling program conducted in 2005 and 2006 comprising 469 bore holes and 5,589 metres of drilling identified 4,481,000 m3 of Rooikoppie gravel and 43,259,000 m3 of Primary gravel on the Wouterspan property. From March 2005 to January 2006, a total of 513,892 m3 of Primary gravel and 24,013 m3 of Rooikoppie gravel from eleven locations on the Wouterspan property were tested by bulk sampling.

For the period March 2005 to March 31, 2007 some 12,000 carats of diamonds were produced from Wouterspan. In the bulk sampling operations conducted between January 2006 and March 2007, 8,940 carats of diamonds were recovered from a total feed of 1,420,699 m3 of diamond bearing gravel for an average global grade of 0.63 carats per 100 m3. The average diamond value for this period was US$2,250 per carat.

Studies of the MOR deposits have indicated an average density or specific gravity of 2.1 would be used to convert cubic metres to tonnes, which would be the norm for resources reported under NI 43-101. Hence, the total indicated mineral resources would equate to about 33.2 million tonnes and the total inferred mineral resources would be about 43.6 million tonnes.

Indicated and inferred resources have been defined by combining geological observations, drill results, and bulk sampling information on a sectional basis for those areas lying within the drilled and sampled portion of the Wouterspan project. Indicated resources have been estimated for Farhom for areas with a drill grid of 50 metre x 100 metre spacing and for Okapi as 100 metre x 200 metre grid spacing for which grade, diamond size and diamond value (calculated on a weighted average from fourteen months' production) has been extrapolated and interpolated to a maximum of 250 metres from the blocks that were bulk sampled. Inferred resources have been designated for those areas for which the same drill grid spacing applies, but where distances from the bulk sampled blocks are greater than 250 metres; such areas, although showing the same geological consistency in drill samples and pits, are considered to be of lower confidence level in respect of grade and diamond characteristics.

Independent qualified persons AN Clay, Pr.Sci.Nat., and N McKenna, Pr.Sci.Nat., of Venmyn Rand (Pty) Ltd, estimated the mineral resources at Wouterspan. They have read and approved this release. A technical report documenting the resource estimate will be filed on www.sedar.com within 45 days.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Cautionary Note Concerning Estimates of Indicated and Inferred Resources.

This news release also uses the terms "indicated resources" and "inferred resources". Rockwell advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.